Exhibit 1.01

Conflict Minerals Report of Lighting Science Group Corporation

for the Reporting Period January 1, 2016 to December 31, 2016

Introduction

This Conflict Minerals Report (this “Report”) has been prepared by management of Lighting Science Group Corporation (herein referred to as “LSGC”, “we”, or the “Company”) for the reporting period from January 1, 2016 to December 31, 2016 pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to specified conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tantalum, tin, tungsten, and gold (“3TG”) for the purposes of this assessment.

Such registrants must conduct in good faith a reasonable country of origin inquiry to determine whether any of the Conflict Minerals which are necessary to the functionality or production of their products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or are from recycled and scrap sources. If a registrant has reason to believe that any of the Conflict Minerals necessary to the functionality or production of its products may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody, and annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

LSGC was incorporated in Delaware in 1988. We design, develop and market advanced, environmentally sustainable and differentiated illumination solutions that use light emitting diodes (“LEDs”) as their exclusive light source. Our product portfolio includes LED-based retrofit lamps (replacement bulbs) used in existing light fixtures as well as purpose-built LED-based luminaires (light fixtures). Our lamps and luminaires are used for many common indoor and outdoor residential, commercial, industrial and public infrastructure lighting applications. We have also developed LED lighting technology that emits light at frequencies calibrated along the visible spectrum to achieve specific biological effects.

The production or functionality of certain of our products requires packaged LEDs and printed circuit boards, metal–oxide– semiconductor field-effect transistors, magnetics and standard electrical components such as capacitors, resistors and diodes used in our power supplies that contain Conflict Minerals. Consequently, we are subject to the disclosure and reporting requirements of the Rule.

Supply Chain Overview

We outsource substantially all of the manufacture and assembly of our products to a number of contract manufacturers in Asia. These contract manufacturers purchase the components for our products based on specifications that we provide them and provide the necessary facilities and labor to manufacture our products. Certain of our products use a custom LED package and may be sourced from a limited number of suppliers. Due to the complex design and specifications of our products, as well as our evolving supply chain, it is difficult to identify all sources upstream from our direct suppliers and manufacturers.

Due Diligence

Design of Our Due Diligence Measures

Our Conflict Minerals due diligence measures have been designed to conform with the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (including the Supplements on Tin, Tantalum and Tungsten, and the Gold Supplement) (Second Edition OECD 2013) (“OECD Guidance”), an internationally recognized due diligence framework, as applicable for 3TG and downstream companies (as the term is defined in the OECD Guidance), in all material respects. The Company does not make direct purchases of raw ore or unrefined Conflict Minerals in the Covered Countries. We designed our due diligence measures to:

1.	Design and implement strategies to determine the presence of Conflict Minerals in our products;

2.	Establish management systems for supply chain due diligence and reporting compliance;

3.	Identify and assess Conflict Minerals content in our supply chain;

4.	Identify and mitigate any risk for potential non-compliance with the Rule; and

5.	Report on our Conflict Minerals supply chain due diligence activities, as required by the Rule.

We have also adopted a formal policy relating to Conflict Minerals, which incorporates the standards set forth in the OECD Guidance. A copy of our Conflict Mineral Policy is available on our website at https://www.lsgc.com/pages/quality-assurance.

Due Diligence Measures Performed

In accordance with the Rule and the instructions to Form SD, we conducted a reasonable country of origin inquiry to determine the origin of the Conflict Minerals which are necessary to the functionality or production of our products. Specifically, we performed the following procedures:

●	Identified raw material components in our products that may contain one or more of the Conflict Minerals;

●	Identified finished goods that may contain one or more of the Conflict Minerals for which we contracted to manufacture the finished goods;

●	Identified the suppliers that provided the raw material components and finished goods for products that were manufactured during 2016 that may contain one or more of the Conflict Minerals;

●

Contacted the identified suppliers and provided them with a summary of the requirements of the Dodd-Frank Act and requested information (using a survey) from such suppliers regarding the use and origin of the Conflict Minerals;

●	Reviewed all responses received from suppliers based on our Conflict Minerals compliance process; and

●	Compared smelters and refiners identified by the supply chain survey against the list of facilities that have received a “conflict-free” designation from the Conflict Free Smelter Program (“CFSP”).

Results of Due Diligence

In response to our survey, our suppliers provided smelter names for the facilities they used to process Conflict Minerals, as well as the specific Conflict Mineral(s) used in their products. The table below identifies the smelter facilities which, based on the survey responses we received, processed Conflict Minerals that are necessary to the functionality or production of our products.

Smelter Name	Smelter Country	Metal	Conflict-Free Certifications*
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Tin	CFSP compliant
Yunnan Tin Company Limited	China	Tin	CFSP compliant
Heraeus Metals Hong Kong Ltd.	China	Gold	CFSP compliant
Heraeus Precious Metals GmbH & Co. KG	Germany	Gold	CFSP compliant
LS-NIKKO Copper Inc.	Korea (Republic of)	Gold	CFSP compliant
Malaysia Smelting Corporation (MSC)	Malaysia	Tin	CFSP compliant
Xiamen Tungsten (H.C.) Co., Ltd.	China	Tungsten	CFSP compliant
MK Electron (Kunshan) Co., Ltd.	China	Gold	None
Western Australian Mint Trading as The Perth Mint	Australia	Gold	CFSP compliant
Tanaka Kikinzoku Kogyo K.K.	Japan	Gold	CFSP compliant
Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	Gold	CFSP compliant
Metalor Technologies SA	Switzerland	Gold	CFSP compliant
Rand Refinery (Pty) Ltd	South Africa	Gold	CFSP compliant
PAMP SA	Switzerland	Gold	CFSP compliant
Valcambi SA	Switzerland	Gold	CFSP compliant
Argor-Heraeus SA	Switzerland	Gold	CFSP compliant
PT Tambang Timah	Indonesia	Tin	None

*Based on information available from the Conflict-Free Sourcing Initiative as of May 26, 2017.

Risk Mitigation and Future Due Diligence Measures

As a result of our due diligence efforts, we received a greater number of responses to our survey for the 2016 reporting period than in previous reporting periods.

In connection with our ongoing commitment to mitigate the risk that our products may contain Conflict Minerals that benefit armed groups within the Covered Countries, we expect to take the following steps:

●	Continue to develop and implement risk management plans in order to improve our survey response rates and data quality year over year;

●	Seek more complete and accurate information regarding smelters and refiners of Conflict Minerals in our supply chain through ongoing outreach with our suppliers;

●	Engage with reported smelters and refiners to gather country of origin information and encourage their participation in CFSP or comparable programs;

●	Use previously gathered due diligence information to track direct supplier performance; and

●	Seek to include provisions relating to 3TG sourcing into our supplier contracts.